

Danny Hinkle · 3rd in

Sircles Media Inc.

Co-Founder, Chief Operating Officer at Sircles Media Inc.

Greater Sacramento · 338 connections · **Contact info**

Experience



Co-Founder, Chief Operating Officer
Sircles Media Inc. · Full-time
Jan 2017 – Present · 4 yrs 2 mos
Sacramento



Tech Service 2 U
8 yrs 7 mos

Vice President, Digital Marketing
Jul 2016 – Present · 4 yrs 8 mos
Sacramento, CA

Lead prospecting, mostly through existing business relationships and referral. Creating a sales pipeline, and following up from the first phone call to the close of the agreement. Developing Digital Marketing and Business consulting proposals that meet each clients needs, using a pragmatic approach. Developing long-term, meaningful relationships. Creating win-wir ...see more

Operations Manager
Aug 2012 – Aug 2017 · 5 yrs 1 mo
Sacramento, CA



Marketing Director
HANFORD SAND & GRAVEL INC
Nov 2017 – Oct 2019 · 2 yrs
Roseville, California



Chief Operating Officer
Social Circle LLC
Jan 2017 · 1 mo
Sacramento, California

Education



Independence

Skills & endorsements

Marketing · 6
Seth Atchue and 5 connections have given endorsements for this skill

Social Media · 5
Julian Block and 4 connections have given endorsements for this skill

Social Media Marketing · 5
Julian Block and 4 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)



Richie Proia
Tickets To All Major Events!
October 28, 2020, Richie was a
client of Danny's

Not only is Danny a Great person ,Husband and Father! He is an intelligent and hard working individual and Great team player with high morals and Integrity! I really enjoy working with Danny! He is a Man who Truly cares about the people and the companies he works with! His efforts for helping our company Grow ... See more

Interests

 **LAUNCH**
3,195 followers

 **Genalyte, Inc.**
3,654 followers

 **AgileEngine**
4,236 followers

Tech Service 2 U
76 followers

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Entrepreneur, Angel Investor, Author
630,760 followers

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CEO, Producer, Publisher, Actress and Innovator
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